___________________________________________________________________
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from the issuer named below:

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

JOHNSON CONTROLS, INC
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS INTERNATIONAL PLC
One Albert Quay,
Cork, Ireland

___________________________________________________________________
___________________________________________________________________

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2017 AND 2016

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Federal Systems, Inc. Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year then ended and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

Wipfli LLP

We have served as the Plan’s auditor since 2018.
Milwaukee, Wisconsin
June 22, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Federal Systems, Inc. Retirement Savings Plan:

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the Plan) as of December 31, 2016. In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 28, 2017

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets
Investments
Investment in Master Trust at fair value	$89,681,813	$67,554,341
Investment in Master Trust at contract value	5,684,920	5,545,843
Total investments in Master Trust	95,366,733	73,100,184

Receivables
Employer contributions	3,634,498	2,028,616
Participant contributions	139,770	110,731
Notes receivable from participants	1,018,938	965,810
	4,793,206	3,105,157

Net assets available for benefits	$100,159,939	$76,205,341

See the notes to the financial statements

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2017

Additions
Additions to net assets attributed to:
Net investment income from Master Trust	$10,439,844
Interest on notes receivable from participants	29,636
10,469,480

Contributions:
Participants	4,265,512
Employer	3,634,498
7,900,010

Total additions	18,369,490

Deductions
Deductions from net assets attributed to:
Distributions and withdrawals	9,009,476
Administrative expenses	18,632

Total deductions	9,028,108

Transfers from other plans, net	14,613,216

Net increase in net assets available for benefits	23,954,598

Net assets available for benefits, beginning of year	76,205,341
Net assets available for benefits, end of year	$100,159,939

See the notes to the financial statements

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2005 for participation by eligible employees of Johnson Controls Federal Systems, Inc. and related entities (the "Company"). On September 2, 2016, Tyco International plc (“Tyco”) and Johnson Controls, Inc. ("JCI Inc."), the Company's parent company, completed a merger, with JCI Inc. being the surviving corporation in the merger and a wholly owned indirect subsidiary of Tyco (the "Merger"). Following the Merger, Tyco changed its name to "Johnson Controls International plc." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Johnson Controls Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate either pre-tax or after-tax contributions not to exceed twenty-five percent (25%) of their gross annual eligible compensation as contributions. For eligible groups, the maximum after-tax contribution limit is ten percent (10%) of their eligible annual compensation. The Company makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing rollover distributions from other employers' qualified retirement plans.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest at the rate of twenty percent (20%) per year for each year of employment with the Company or any affiliated company, fully vesting after five years of service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2017 and 2016, Plan assets of $13,293,572 and $12,602,700, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 4.25%. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

There is no impact on the Johnson Controls, Inc. Savings and Investment Master Trust (the "Master Trust") (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Master Trust, which is trusteed by Fidelity. All investments of the Master Trust, except the investment in the Fixed Income Fund, are stated at fair market value based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant net asset value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.
Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%).

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but are not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income or loss of the Master Trust is allocated among the participants plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The statements of financial position as of December 31, 2017 and 2016 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2017 for the Master Trust are presented in Note 8.

The Plan had approximately a two percent (2%) interest in the assets of the Master Trust at December 31, 2017 and 2016, respectively.

At December 31, 2017 and 2016, participant forfeitures of non-vested employer contributions of $84,434 and $46,005, respectively, related to the Plan, were in the Master Trust.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

NEW ACCOUNTING PRONOUNCEMENTS

Recently Issued Accounting Pronouncements

In February 2017, the FASB issued Accounting Standards Update (ASU) No. 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting." ASU No. 2017-06 clarifies the presentation requirements by a plan's interest in a master trust and requires disclosure of the dollar amount of the plan's interest in each investment type held by a master trust, as well as disclosure of the master trust's other assets and liabilities, and the dollar amount of the plan's interest in each of those balances. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, and will be applied retrospectively to all periods presented. The Company is currently evaluating the impact the adoption of the guidance will have on the Plan’s financial statements.

NOTE 3 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 7, 2017, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

As discussed in Note 1, "Description of the Plan," of the notes to the financial statements, JCI Inc. and Tyco completed a Merger on September 2, 2016. Prior to the Merger, the underlying investments of the Master Trust included a unitized stock fund, the JCI Stock Fund. The merger was structured as a reverse merger, in which JCI Inc. merged with an indirect wholly owned subsidiary of Tyco, with JCI Inc. being the surviving corporation in the Merger and a wholly owned, indirect subsidiary of Tyco. Following the Merger, Tyco changed its name to “Johnson Controls International plc.” In the Merger, each share of JCI Inc. common stock issued and outstanding immediately prior to the Merger, including shares held in the Plan, was converted into the right to receive, at the election of its holder, either one ordinary share of JCI plc or $34.88 in cash, without interest. Following the Merger, JCI Inc. common stock was delisted from the New York Stock Exchange (“NYSE”) and ceased to be publicly traded, and the ordinary shares of the JCI plc began to be traded on the NYSE under the existing JCI Inc.’s ticker symbol “JCI”. As a result of the Merger, all shares of JCI Inc. in the Common Stock Fund of the Plan were exchanged for ordinary shares of JCI plc or cash in accordance with the Merger agreement and shareholder elections. As a result, JCI Stock Fund was renamed JCI plc Stock Fund.
For the period from January 1, 2016 to September 2, 2016, the Plan purchased units in the JCI Stock Fund of approximately $0.8 million, sold units of approximately $1.4 million and had net appreciation in the fair value of investments of approximately $1 million. On the Merger Date, the units of the JCI Stock Fund of approximately $6.4 million were exchanged into the JCI plc Stock Fund as described above, and the JCI Stock Fund ceased to exist.
On October 31, 2016, Johnson Controls International plc completed the spin-off of its Automotive Experience business by way of transfer to Adient plc and the issuance of ordinary shares of Adient directly to holders of Johnson Controls ordinary shares on

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

a pro rata basis. Each participant received one unit of the new Adient Stock Fund for every ten units of JCI plc Stock fund that they held in the Plan immediately preceding the spin-off. A new Adient Stock Fund was established in the Plan in order to hold distributed shares. The Adient Stock Fund is a closed investment in the Plan, which means balances can be taken out of the Adient Stock Fund but no new contributions or exchanges can be made into this Fund.
The units of JCI plc Stock Fund of approximately $0.6 million were distributed into the Adient Stock Fund units at the date of the spin-off. Purchases into the Adient Stock Fund are not allowed for participants in the Plan. For 2017 and for the period from October 31, 2016 to December 31, 2016, the Plan sold units in the Adient Stock Fund of approximately $0.2 and $0.1 million, respectively and had net appreciation in the fair value of investments of approximately $0.3 and $0.5 million, respectively. The total value of the Plan’s investment in the Adient Stock Fund was approximately $1.1 and $1.0 million at December 31, 2017 and 2016, respectively.
For 2017 and for the period from September 2, 2016 to December 31, 2016, the Plan purchased units in the JCI plc Stock Fund of approximately $1.4 and $2.7 million, respectively. Also, for 2017 and for the period from September 2, 2016 to December 31, 2016, the Plan sold units of approximately $2.2 and $1.3 million, respectively and had net depreciation in the fair value of investments of approximately $0.2 and $0.3 million, respectively. The total value of the Plan’s investment in the JCI Plc Stock Fund was approximately $5.8 and $6.9 million at December 31, 2017 and 2016, respectively.
The unit values of the JCI Stock Fund, JCI plc Stock Fund and Adient Stock Fund are recorded and maintained by Fidelity and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the JCI plc Stock Fund. In addition, participants may exchange a portion of their account balance into the JCI plc Stock Fund, provided the transaction does not cause the portion of their account balance invested in the JCI plc Stock Fund to exceed 25%.
Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, and Fidelity Workplace Services, LLC, record keeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the years ended December 31, 2017 and 2016 were $16,422 and $13,045, respectively. These transactions and investments, as well as participant loans, qualify as exempt “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 7 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The following table presents net assets held in the Master Trust, including fair value of investments held in the Master Trust, as of December 31, 2017 and 2016:

	December 31,
	2017	2016
Assets
Investments at fair value as determined by quoted market price (direct):
Mutual Funds	$—	$568,031,899
Common Stock Funds	463,030,797	483,424,032

Investments at fair value as determined by quoted market price (indirect):
Other Separate Accounts	5,239,217,280	—

Investments Measured at Net Asset Value, as Practical Expedient:
Mutual Funds	—	1,686,231,038
Other Separate Accounts	—	200,415,408
Investments at fair value	5,702,248,077	2,938,102,377

Investments at contract value:
Fixed Income Fund:
At contract value	351,555,005	351,894,337

Notes receivable from participants	107,417,000	44,315,168
Net assets available for benefits	$6,161,220,082	$3,334,311,882

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table presents changes in net assets held in the Master Trust for the year ended December 31, 2017:

Year Ended
December 31, 2017

Additions
Additions to net assets attributed to:
Investment income (loss):
Other Separate Accounts	$778,077,922
Common Stock Funds	(11,406,130)
766,671,792

Contributions:
Participants	237,163,740
Employer	180,629,227
417,792,967

Other investment income	20,073,376
Interest on notes receivable from participants	3,650,286
Total additions	1,208,188,421

Deductions
Deductions from net assets attributed to:
Participant withdrawals	612,953,516
Administrative fees	4,570,523
Total deductions	617,524,039

Net increase prior to transfers from other plans	590,664,382

Transfers from other plans, net **	2,236,243,818
Net increase in assets available for benefits	2,826,908,200

Net assets available for benefits, beginning of year	3,334,311,882
Net assets available for benefits, end of year	$6,161,220,082

** On April 28, 2017, the Tyco International Retirement Savings and Investment Plan transferred into the Johnson Controls, Inc. Savings and Investment Master Trust.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table sets forth by level, within the fair value hierarchy, the Master Trust investment assets at fair value as of December 31, 2017 and 2016:

	Investments at Fair Value as of
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$463,030,797	$—	$—	$463,030,797
Other Separate Accounts	—	5,239,217,280	—	5,239,217,280
Total investments at fair value	$463,030,797	$5,239,217,280	$—	$5,702,248,077

	Investments at Fair Value as of
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$568,031,899	$—	$—	$568,031,899
Common Stock Funds	483,424,032	—	—	483,424,032
Total investments in the fair value hierarchy	$1,051,455,931	$—	$—	1,051,455,931
Investments Measured at Net Asset Value, as Practical Expedient:
Mutual Funds*				1,686,231,038
Other Separate Accounts *				200,415,408
Total investments at fair value				$2,938,102,377

* ASU No. 2015-07 allows investments measured at NAV as a practical expedient to be excluded from the fair value hierarchy. The fair value amounts presented herein are intended to permit reconciliation of total investments to the statements of net assets available for benefits. For certain mutual funds and other separate accounts where a NAV is not publicly quoted, the NAV per share is used as a practical expedient and is based on the quoted market prices of the underlying net assets of the fund as reported daily by the fund managers.

As of April 28, 2017, the plan assets of the Tyco International Management Company Defined Contribution Plans Master Trust were transferred to the surviving legacy Johnson Controls, Inc. Savings and Investment Master Trust.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investments that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their NAV after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Funds: The fair value for the Johnson Controls International plc Stock Fund ("JCI plc Stock Fund"), formerly known as the Johnson Controls Common Stock Fund ("JCI Stock Fund"), and the Adient Stock Fund is determined by indirect quoted market prices. The value of the funds are not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the JCI plc Stock Fund, JCI Stock Fund, and Adient Stock Fund reflect a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2017, the Plan held 720,921 units of the JCI plc Stock Fund at a unit value of $8.08. At December 31, 2017, the Plan held 68,185 units of the Adient Stock Fund at a unit value of $16.48. At December 31, 2016, the Plan held 788,600 units of the JCI

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

plc Stock Fund at a unit value of $8.73. At December 31, 2016, the Plan held 76,972 units of the Adient Stock Fund at a unit value of $12.46.

Other Separate Accounts: The fair value for Other Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. During 2017, the Plan made substantial changes to the investment options year over year related to post-Merger harmonization activities. These changes included condensing the number of investment options, primarily though the elimination of duplicate offerings. In addition, the Plan implemented a white-label fund structure for its defined contribution investment options, aside from the JCI and Adient company Stock Funds. This structure places the individual fund offerings into unitized collective trusts for each asset class, which are valued at the NAV, published by Fidelity, based on the fair values of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC. RETIREMENT SAVINGS PLAN
SCHEDULE H, 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1279541
DECEMBER 31, 2017
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Participant Loans	3.25% - 4.25%		$1,018,938

*	Represents a party-in-interest

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls International plc Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
JOHNSON CONTROLS FEDERAL SYSTEMS, INC. RETIREMENT SAVINGS PLAN

By:
/s/ Brian J. Stief
Brian J. Stief
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS INTERNATIONAL PLC

June 22, 2018

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Wipfli LLP
23.2	Consent of Coleman & Williams, Ltd.